SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On April 8, 2013 the Company published in the German -Bundesanzeiger (Federal Gazette) the invitation and agenda for its 2013 Annual General Meeting (“AGM”) of Shareholders to be held May 16, 2013 and the invitation and agenda for a separate meeting of Preference Shareholders to be held on the same date. The invitation and agenda for each meeting is accompanied by a report of the Company’s General Partner on a proposal to simplify the Company’s capital structure through the conversion of all of the Company’s preference shares into ordinary shares (the “Conversion Proposal”).  The proposed preference share conversion would be effected by amendments to the Company’s Satzung (Articles of Association) that will be submitted for shareholder approval at the respective meetings.

The invitation and agenda for the 2013 AGM and the invitation and agenda for the separate meeting of Preference Shareholders, including the General Partner’s report on the Conversion Proposal, have been posted on the Company’s web site, www.fmc-ag.com, and are being furnished as an exhibit to this Report on Form 6-K. The description of the Conversion Proposal set forth above is qualified in its entirety by the complete descriptions contained in the invitation and agenda for the AGM and in the invitation and agenda for the separate meeting of Preference Shareholders, including the General Partner’s report on the Conversion Proposal that accompanies each invitation and agenda, each of which is being furnished in an exhibit to this Report on Form 6-K. The Company has also posted on its web site two other reports referred to in the AGM invitation — the report of the Company’s Supervisory Board and the report of the Company’s general partner pursuant to § 289 ss. 4 and § 315 ss. 4 of the German Commercial Code. The Company is also furnishing with this Form 6-K report copies of the report of the Company’s Supervisory Board and the report of the Company’s General Partner referred to in the AGM invitation.

On or about April 15, 2013 the Depositary for the Company’s ordinary share and preference share American Depositary Receipts (“ADRs”) will (1) distribute to ordinary share ADR holders (a) the AGM invitation and agenda, (b) the Report of the Company’s General Partner on the Conversion Proposal, (c) a voting instruction card for ordinary share ADR holders and (d) the Report of the Company’s Supervisory Board and (2) distribute to preference share ADR holders (a) the AGM invitation and agenda, (b) the invitation and agenda for the separate meeting of Preference Shareholders, (c) the Report of the Company’s General Partner on the Conversion Proposal and (d) a voting instruction card for preference share ADR holders. The Company will also furnish to the ADR Depositary certain additional information (the “Supplemental Information”) that the Company has agreed to make available to its ADR holders pursuant to the Pooling Agreement among the Company, Fresenius Medical Care Management AG, the Company’s general partner, Fresenius SE and the Company’s independent directors designated in the Pooling Agreement. The Supplemental Information, which is derived from the Company’s 2012 Annual Report on Form 20-F, relates to (i) security ownership of certain beneficial owners of the Company; (ii) trading markets for the Company’s securities, (iii) directors and senior management of the Company; (iv) compensation of the Company’s management board and our supervisory board; (v) options to purchase the Company’s securities, and (vi) material transactions between the Company and its subsidiaries and directors, officers and controlling persons of the Company. The Supplemental Information for ADR holders has also been posted on the Company’s web site, www.fmc-ag.com, and will be provided to any holder of ADRs without charge upon request made to the Depositary.  The Supplemental Information is also being furnished with this report. The Company will furnish the voting instruction cards with a report on Form 6-K when they are distributed to ADR holders by the Depositary.

The Company’s Annual Report on Form 20-F and the Company’s 2012 Annual Report have each been posted on the Company’s web site.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1

English convenience translations of the Invitation and Agenda for both the Ordinary General Meeting and the Separate Meeting for Preference Shareholders to be held May 16, 2013 published in the German electronic-Bundesanzeiger (Federal Gazette), including the report of the Company’s General Partner on the Conversion Proposal of the Company’s preference shares into ordinary shares.

Exhibit 99.2	Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the Fiscal Year 2012

Exhibit 99.3	Explanatory report of the General Partner on data under § 289 ss. 4, § 315 ss. 4 Commercial Code

Exhibit 99.4	Supplemental Information for ADR holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 8, 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/ RICE POWELL
Name:	Rice Powell
Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner